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                            April 30, 2024

       Marc Forth
       Chief Executive Officer
       AEON Biopharma, Inc.
       5 Park Plaza, Suite 1750
       Irvine, CA 92614

                                                        Re: AEON Biopharma,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed April 2, 2024
                                                            File No. 333-274094

       Dear Marc Forth:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Form S-1 filed April 2, 2024

       Cover Page

   1. We note your response to prior comment 1. Based on the revised disclosures concerning the termination of the
Forward Purchase Agreements as of March 18, 2024, it now
                                                        appears that the
Sellers are retaining the shares under the FPA Funding Amount
                                                        Subscription Agreements
and are not required to make any cash payments as
                                                        consideration for these
shares. In addition, we note the circumstances under which the
                                                        New Money PIPE Shares
were issued to the Sellers, including, without limitation, (i)
                                                        cross-conditioning the
issuance of the New Money PIPE Shares and the execution of the original FPA
Agreements, (ii) entry into the Letter Agreements, which were "designed to
                                                        limit the Seller   s
exposure to downside risk" in purchasing the New Money PIPE
                                                        Shares, (iii) the
Company   s arrangement with ACM whereby ACM purchased shares in
                                                        the open market to
facilitate the Closing and in exchange received a significant discount on the price paid for
the New Money PIPE Shares. Please revise the registration statement
 Marc Forth
FirstName   LastNameMarc
AEON Biopharma,     Inc. Forth
Comapany
April       NameAEON Biopharma, Inc.
       30, 2024
April 230, 2024 Page 2
Page
FirstName LastName
         to identify ACM and Polar as underwriters and state that such underwriters will resell their shares at a fixed price. For additional guidance, refer to Securities Act Rules
         C&DI 612.09.
Transactions with Atalaya and Polar, page 2

2. We note your response to prior comment 5, which we reissue in part. Explain why it was necessary or preferential from Priveterra's perspective that the ACM Investor purchase the
         236,236 existing shares from redeeming Priveterra shareholders rather than pay $2.5 million to the Company in consideration of the new shares issued in the PIPE. With reference to your statement indicating that the Company received the same economic benefit under this credit arrangement, please revise to disclose, if true, that Priveterra would have had 236,236 fewer shares outstanding if the ACM Investor had delivered $2.5 million in funds directly to Priveterra, as would be the case in a standard PIPE investment.
3. We note your response to prior comment 6; however, we are unable to locate responsive disclosure on page 3 as stated in your response letter. Please revise the second paragraph under the heading to clarify the financial benefits that the ACM Investor received through the arrangement. In this regard, it appears that ACM received $2.5 million worth of new shares from the company and sold the 236,236 shares on the open market, potentially at an additional profit.
4. With respect to your discussion of the FPA Termination Agreements on pages 2 and
         3, please revise here and elsewhere as appropriate to disclose: (i) the reason(s) why the
         Company negotiated the Termination Agreements with Sellers; and (ii) all material terms of the Termination Agreements, including but not limited to the Damages Deadline and the liquidated damages provisions.
Letter Agreements, page 3

5. We note your revisions in response to prior comment 10. Please further revise to clarify whether the Sellers have become entitled to, and/or received, any additional shares of common stock from the Sponsor based on the terms of the Letter Agreements, including but not limited to the make-whole provisions. If so, summarize any additional share issuances or transfers made under the Letter Agreements, and explain how the amounts were determined.
AEON Biopharma, Inc. Financial Statements for Fiscal Year Ended December 31, 2023, page F-
1

6. We have considered your accounting conclusion regarding the presentation of certain costs or expenditures related to the acquisition of AEON Biopharma, Inc. by Priveterra
         Acquisition Corp. "on the line." We have considered the information provided in your comment letter responses during 2023 and 2024, as well as the information conveyed during our conference call on December 11, 2023. We believe that under ASC 805, there is an initial recognition of your IPR&D asset in the opening balance sheet of the successor
 Marc Forth
AEON Biopharma, Inc.
April 30, 2024
Page 3
       period. Any subsequent charge related to the IPR&D asset should be recognized in the successor period consolidated statement of operations. As a result, we are unable to concur with your presentation of the write-off of in-process research and development
       (IPR&D) "on the line." Please revise your financial statements as applicable.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameMarc Forth
                                                           Division of
Corporation Finance
Comapany NameAEON Biopharma, Inc.
                                                           Office of Life
Sciences
April 30, 2024 Page 3
cc:       Eric Hanzich
FirstName LastName